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                                May 10, 2022

       John P. Daly
       Vice President and Chief Financial Officer
       CRAWFORD UNITED Corp
       10514 Dupont Avenue
       Cleveland, Ohio 44108

                                                        Re: CRAWFORD UNITED
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 000-00147

       Dear Mr. Daly:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates, page 18

   1.                                                   In accordance with Item
303(b)(3), please provide a discussion and analysis
                                                        of critical accounting
estimates and assumptions that:
                                                            identifies your
critical accounting estimates or assumptions;
                                                            supplements, but
does not duplicate, the description of accounting policies in the notes to the financial
statements; and
                                                            provides greater
insight into the quality and variability of information regarding financial condition and operating
performance.

   2.                                                   As disclosed in Note 5.
Goodwill and Intangible Assets, we note that the Company
                                                        performed its annual
impairment test for goodwill and intangible assets as of the last day of the fourth quarter.
The Company first assessed certain qualitative factors to determine whether it is more
likely than not that the fair value of a reporting unit or indefinite-lived
 John P. Daly
FirstName  LastNameJohn P. Daly
CRAWFORD      UNITED Corp
Comapany
May        NameCRAWFORD UNITED Corp
     10, 2022
May 10,
Page 2 2022 Page 2
FirstName LastName
         intangible assets is less than its carrying amount, and whether it is therefore necessary to perform the quantitative impairment test. For CAD Enterprises, the Company performed a quantitative impairment test, including a discounted cash flow model and peer comparison. In presenting your critical accounting estimates, please explain how you have identified your reporting units. Also, quantify the goodwill associated with CAD
         Enterprises and provide a discussion of the facts and circumstances noted during your qualitative assessment of CAD Enterprises that resulted in the need to perform a quantitative impairment test. Please also disclose whether the estimated fair value of
         CAD Enterprises substantially exceeded its carrying values. If the estimated fair value was not substantially in excess its carrying value, please also address the following:
             disclose the percentage by which CAD Enterprise's estimated fair value exceeded its carrying value at the date of the most recent impairment test;
             provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumptions were determined;
             discuss the degree of uncertainty associated with the key assumptions and provide an analysis of the potential impact of changes in the key assumptions on your impairment analyses; and
             describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to
Item 303(b)(3) of
         Regulation S-K.
         Please provide us with an example of the disclosure you intend to provide and clarify how you intend to provide it.
Liquidity and Capital Resources, page 18

3. Your disclosure indicates that cash flows from operating activities were impacted by cash used in working capital adjustments, including an increase in accounts receivable of $5.3 million. In light of the fact that your accounts receivable balance appears to have increased at a higher rate that your revenues, please explain the underlying reasons for material changes in trade receivables, the impact such changes have on your cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to
Item 303(b)(1)(i) and
         303(c).
Results of Operations
Year Ended December 31, 2021 Compared with Year ended December 31, 2020, page
18

4. You disclose that your increase in sales and cost of sales was primarily attributable to a recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased, in addition to the acquisitions of Komtek, Global-Tek, Global-Tek
         Colorado and Emergency Hydraulics. With reference to Item 303(b) of Regulation S-K, please quantify the impact of each factor you identify as materially contributing to the changes in these line items.
 John P. Daly
FirstName  LastNameJohn P. Daly
CRAWFORD      UNITED Corp
Comapany
May        NameCRAWFORD UNITED Corp
     10, 2022
May 10,
Page 3 2022 Page 3
FirstName LastName
5. As disclosed in Note 17. Segment and Related Information on page 46, we note that your
         Commercial and Air Handling Equipment segment's sales and gross profit has deceased significantly in the year ended December 31, 2021 as compared to the year ended
         December 31, 2020. With reference to Item 303(b) of Regulation S-K, please address the need to separately present and discuss your reportable segments' results of operations.
Financial Statements
Note 5. Goodwill and Other Intangible Assets, page 32

6. Please show the changes in goodwill by reportable segment pursuant to ASC 350-20-50-1 and 350-20-55-24.
7. We note that you changed your reportable segments as of January 1, 2021. Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change.
         If not, explain why not. Refer to ASC ASC 350-20-35-3C(f) and 350-20-35-45.
Note 16. Acquisitions, page 41

8. For each acquisition, please disclose the information required by ASC 805-10-50-2(h)(1).
Note 17. Segment and Related Information., page 45

9. We note that as of January 1, 2021, the Company elected to report operations for two business segments: (1) Commercial Air Handling Equipment, and (2) Industrial and
         Transportation Products. You further indicate that the decision to change from three to two reportable business segments was the result of a board-level discussion and was deemed appropriate given the size of the Company. With reference to ASC 280-10-50-1, please confirm and revise your disclosures to indicate that your identification of operating segments is based on the guidance in ASC 280-10-50-1.
10. Please provide the disclosures required by ASC 280-10-50-21.a and 50-10-22.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 John P. Daly
CRAWFORD UNITED Corp
FirstName
May        LastNameJohn P. Daly
     10, 2022
Page 4
Comapany   NameCRAWFORD UNITED Corp
May 10, 2022 Page 4                   Office of Life Sciences
FirstName LastName